SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

20441A102**

(CUSIP Number)

Leonardo da Silva Lucas Tavares de Lima

Equatorial Participações e Investimentos IV S.A.

Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047
Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900

with a copy to:

John P. Guzman

Scott Levi
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20441A102	Schedule 13D

1	NAMES OF REPORTING PERSONS Equatorial Participações e Investimentos IV S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 102,526,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 102,526,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,526,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.00%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20441A102	Schedule 13D

1	NAMES OF REPORTING PERSONS Equatorial Energia S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 102,526,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 102,526,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,526,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.00%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP NO. 20441A102	Schedule 13D

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Equatorial Participações e Investimentos IV S.A. (“Equatorial IV”) and Equatorial Energia S.A. (“Equatorial Energia”), and relates to the common shares, without par value (“Common Shares”), of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Issuer”). The persons making this filing and named in the foregoing sentence are collectively referred to as the “Reporting Persons.”

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer, a company incorporated and existing under the laws of Brazil. The Issuer’s principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of the following:

i.	Equatorial Participações e Investimentos IV S.A. (“Equatorial IV”); and
ii.	Equatorial Energia S.A. (“Equatorial Energia”)

Equatorial Energia, a publicly-traded company listed on the São Paulo Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão) (“B3”) under the symbol “EQTL3,” is the parent company of Equatorial IV, the direct holder of the securities of the Issuer.

The names of the executive officers of Equatorial IV and the names of the directors and executive officers of Equatorial Energia (each a “Covered Person” and, collectively, the “Covered Persons”), as well their present principal occupation, principal business address, and country of citizenship are set forth in Schedule A hereto. Any disclosures herein with respect to the Covered Persons and any additional persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business office of the Reporting Persons is Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900.

The principal business of Equatorial IV is to hold equity interests in other companies. Currently, Equatorial IV holds the securities of the Issuer and does not own independent operations. The principal business of Equatorial Energia is to hold equity interests in other companies, consortia and businesses that operate in the utilities sector and that are engaged primarily in energy generation, distribution and transmission operations, provide services or conduct other activities. The present principal occupation of each of the Covered Persons and the name, principal business, and address of the organizations in which such occupation is conducted is set forth in Schedule A.

(c)	During the last five years, none of the Reporting Persons has been convicted, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted, in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, none of the Reporting Persons have been a party, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party, to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The citizenship of each Reporting Person is set forth in row 6 of their respective cover pages to this Schedule 13D. The citizenship of each of the Covered Persons is set forth in Schedule A.

Item 3. Source and Amount of Funds or Other Considerations

On July 22, 2024, upon settlement of the global offering of Common Shares of the Issuer, the Reporting Persons acquired 102,526,480 Common Shares for total consideration of approximately R$6.8 billion paid with the proceeds of an unsecured commercial note issuance by Equatorial Energia in an aggregate principal amount of R$5.6 billion as well as cash on hand. Item 4 below summarizes certain provisions of the Investment Agreement (defined below) that pertain to the securities acquired by the Reporting Persons and is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Investment Agreement

On July 18, 2024, Equatorial IV was selected by the São Paulo State Government (the “Selling Shareholder”) to be the reference investor in the global offering of Common Shares of the Issuer and, as a result, Equatorial IV agreed to purchase 102,526,480 Common Shares from the Selling Shareholder in a priority allocation of such global offering of Common Shares of the Issuer.

On July 22, 2024, pursuant to an Investment Agreement, Lock-Up, and Other Covenants dated as of July 18, 2024, by and among the Selling Shareholder, Equatorial IV, Equatorial Energia, Equatorial Serviços S.A. and the Issuer (the “Investment Agreement”), Equatorial IV purchased 102,526,480 Common Shares from the Issuer for total consideration of approximately R$6.8 billion.

The Investment Agreement provides specific rights and obligations for Equatorial IV and the Selling Shareholder, among which the following stand out:

●

Subject to applicable exceptions and certain Permitted Liens (as defined in the Investment Agreement), Equatorial IV and the Selling Shareholder agreed that they would not Transfer (as defined in the Investment Agreement) prior to December 31, 2029, in whole or in part, or constitute a Lien (as defined in the Investment Agreement) on, any Common Shares issued by the Issuer, as well as any subscription rights (including subscription preemptive right), subscription receipts, shares, or any securities convertible into or exchangeable for shares issued by the Issuer.

The obligation above only applies to the 102,526,480 Common Shares acquired pursuant to the Investment Agreement and does not apply to additional Common Shares that Equatorial IV may acquire during the lock-up period ending December 31, 2029.

●	Equatorial IV, the Selling Shareholder and their directors who are not independent directors (“Binding Directors”) will exercise their voting rights in a binding manner at the Issuer’s general shareholders’ meeting and at any meeting of the Issuer’s board of directors related to the election of directors and certain matters requiring consensus, such as: (i) amendments to the Issuer’s bylaws, involving changes to its corporate purpose, term of duration, changes to the authorized capital, composition, powers and roles of the management bodies, rules related to the public offering due to reaching relevant ownership, and/or limitation of voting rights; (ii) vote on any waiver of the obligation to hold a public offering due to reaching relevant ownership; (iii) transformation, liquidation, dissolution, bankruptcy, judicial or extrajudicial reorganization involving us; (iv) the Issuer’s delisting from the Novo Mercado segment in the B3 or cancellation of its registration as a publicly-held company; (v) changes in its related party policy; (vi) changes in its profit allocation and dividend distribution policy; and (vii) changes in its employees’ pension plan.

●	Equatorial IV and the Selling Shareholder will elect the nine members of the Issuer’s board of directors, for a unified term of two years, from a slate composed of (i) three members appointed by Equatorial IV; (ii) three independent directors appointed jointly by the shareholders, pursuant to B3 Novo Mercado regulations; and (iii) three members appointed by the Selling Shareholder. Equatorial IV has the right to appoint the chairman of the Issuer’s board of directors. As for the executive board, the Selling Shareholder undertook to not appoint and to ensure that its Binding Directors do not appoint any member for the chief executive officer role.

●	Equatorial IV and the Selling Shareholder undertook, as soon as possible after the global offering and, if applicable, after the Brazilian antitrust approval, to have the Issuer’s board of directors call a general shareholders’ meeting to substitute and to elect new members of the Issuer’s board of directors. Equatorial IV and the Selling Shareholder will present their nominations for the slate voting and binding voting in relation to the shares held by them after the settlement of the global offering at the general shareholders’ meeting.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the settlement of the global offering of Common Shares of the Issuer and pursuant to the Investment Agreement. The Reporting Persons will continuously review their investment in Issuer, and depending on market, economic, and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in law and/or regulations, and all other factors that may be deemed relevant, the Reporting Persons may dispose of or acquire additional securities of the Issuer. The Reporting Persons may engage in constructive discussions with the Issuer’s management and/or board of directors (the “Board”), including through their designees on the Board, other shareholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition, and the future of the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes.

Except as described above, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions (including through their Board designees) with or make informal recommendations or formal proposals to the Issuer’s management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital, and other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The information set forth in rows 7, 8, 9, 10, 11, and 13 on the respective cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a)	and (b):

As of the date of this filing, Equatorial IV is the record owner of 102,526,480 Common Shares, and due to the relationships described in Item 2, Equatorial Energia is, or may be deemed be, a beneficial owner of all such Common Shares, representing approximately 15.00% of the Common Shares outstanding.

The percentage ownerships reported in this Item 5 are based on 683,509,869 Common Shares outstanding as of July 18, 2024, as reported in the prospectus dated July 18, 2024 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 22, 2024 pursuant to Rule 424(B)(5) under the Securities Act of 1933, as amended.

Each of the Reporting Persons disclaims beneficial ownership in all Common Shares reported herein, except to the extent of its respective pecuniary interest therein.

(c)	Except as described in Item 3 to this Schedule 13D, during the past 60 days, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Covered Persons has effected any transactions in the Common Shares.

(d)	To the Reporting Persons’ knowledge, no one other than the Reporting Persons and their respective members, shareholders, and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 is hereby incorporated by reference in its entirety.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Investment Agreement, Lock-Up, and Other Covenants, dated as of July 18, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2024

Equatorial Participações e Investimentos IV S.A.

By:	/s/ Augusto Miranda da Paz Júnior
Name:	Augusto Miranda da Paz Júnior
Title:	Chief Executive Officer

By:	/s/ José Silva Sobral Neto
Name:	José Silva Sobral Neto
Title:	Executive Officer

Equatorial Energia S.A.

By:	/s/ Augusto Miranda da Paz Júnior
Name:	Augusto Miranda da Paz Júnior
Title:	Chief Executive Officer

By:	/s/ José Silva Sobral Neto
Name:	José Silva Sobral Neto
Title:	Executive Officer

Schedule A

Executive Officers of Equatorial IV

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Augusto Miranda da Paz Júnior	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Chief Executive Officer, Equatorial IV	Brazil
Leonardo da Silva Lucas Tavares de Lima	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial IV	Brazil
José Silva Sobral Neto	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial IV	Brazil
Cristiano de Lima Logrado	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial IV	Brazil
Tatiana Queiroga Vasques	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial IV	Brazil

Directors and Executive Officers of Equatorial Energia

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Carlos Augusto Leone Piani	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Independent Chairman of the Board, Equatorial Energia	Brazil
Guilherme Mexias Aché	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Independent Vice Chairman of the Board, Equatorial Energia	Brazil
Eduardo Parente Menezes	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Board Member, Equatorial Energia	Brazil
Paulo Jerônimo Bandeira de Mello Pedrosa	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Independent Board Member, Equatorial Energia	Brazil
Luiz Henrique de Moura Gonçalves	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Independent Board Member, Equatorial Energia	Brazil
Tânia Sztamfater Chocolat	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Independent Board Member, Equatorial Energia	Brazil
Tiago de Almeida Noel	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Independent Board Member, Equatorial Energia	Brazil

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Augusto Miranda da Paz Júnior	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Chief Executive Officer, Equatorial Energia	Brazil
Leonardo da Silva Lucas Tavares de Lima	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Chief Financial Officer and Investor Relations Officer, Equatorial Energia	Brazil
Humberto Luis Queiroz Nogueira	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
José Silva Sobral Neto	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
Bruno Cavalcanti Coelho	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
Marcos Antônio Souza de Almeida	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
Cristiano de Lima Logrado	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
Maurício Alvares da Silva Velloso Ferreira	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
Tinn Freire Amado	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil
José Ailton Rodrigues	Equatorial Energia, Alameda A, Número 100, Setor 10, Quadra 73, Lote 1047 Bairro Quitandinha, São Luís, Maranhão, Brazil, 65070-900	Executive Officer, Equatorial Energia	Brazil